TWO RIVERS TRADING GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

FILED AS A PUBLIC DOCUMENT
Pursuant to SEC Rule 17a-5(e)(3)







UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68907

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TWO RIVERS TRADING GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street, Suite 8B
(No. and Street)

New York	NY	10005-2169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Constantinos Youssis — 212-238-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

100 Park Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, *Constantinos Youssis*,, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *Two Rivers Trading Group, LLC as of December 31, 2017*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ____________________
Signature

Partner
____
Title

____
Notary Public

PETROS STELLATOS
NOTARY PUBLIC, STATE OF NEW YORK
Registration No.01ST6277685
Qualified in Queens County 21
Commission Expires March 11, 2017

This report** contains (check all applicable boxes):
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Operations.
( ) (d) Statement of Cash Flows.
( ) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
( ) (o) Independent Auditors' Report.
( ) (p) Independent Auditors' Report on Exemption Report

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Report of Independent Registered Public Accounting Firm

To the Member of
Two Rivers Trading Group, LLC
New York, New York

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of Two Rivers Trading Group, LLC (the "Broker-Dealer") as of December 31, 2017. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Broker-Dealer at December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Broker-Dealer's auditor since 2017

New York, New York

March 1, 2018

TWO RIVERS TRADING GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$ 98,394
Marketable securities	77,976,205
Property and Equipment, net of accumulated depreciation of $155,227 (Notes 2C and 4)	4,144
Other assets	51,523
Total assets	$78,130,266

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Securities sold, not yet purchased	$39,002,270
Due to clearing brokers	29,183,875
Accounts payable and accrued expenses	306,335
Total liabilities	68,492,480

Commitments and Contingencies

Member's Equity (Note 7)

Total member's equity	9,637,786
Total liabilities and member's equity	$78,130,266

The accompanying notes are an integral part of this statement.

1. Organization and Nature of Business

Two Rivers Trading Group, LLC (the "Company"), a wholly owned subsidiary of Two Rivers Entities, LLC (the "Parent Company"), is a proprietary trading firm and market maker. The Company is registered with the Securities and Exchange Commission (the "SEC") as a Securities Broker-Dealer under the exchange act of 1934, and is a member at the Financial Industry Regulatory Authority ("FINRA"), and is registered with the New York Stock Exchange ("NYSE") Arca (previously known as the "ArcaEx" or "Archipelago Exchange") as a proprietary trader.

The Company is an "LLC" registered in the state of New York.

The Company operates under the exemptive provisions of SEC Rule 15c3-3, specifically (k)(2)(ii) and as such clears all trades through unrelated third-party clearing brokers.

2. Summary of Significant Accounting Policies

Basis of Presentation
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

A. Revenue Recognition

The Company records Principal Transactions and virtual currency trading revenues on a trade-date basis, with both realized and unrealized profits and losses included in the statement of operations.

B. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds with original maturities of 90 days or less to be cash and cash equivalents. All deposits are held by two financial institutions and therefore subject to credit risk at those financial institutions and may at times exceed amounts insured by the Federal Deposit Insurance Corporation ("FDIC").

2. Summary of Significant Accounting Policies (continued)

C. Property & Equipment

Fixed assets are carried at cost. Depreciation is provided on a straight-line basis using estimated useful lives of 3 to 5 years. Additions and betterments are capitalized, whereas the costs of repairs and maintenance are charged to expense as incurred.

The Company's management reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If asset impairment is identified, the asset is written down to fair value. As of December 31, 2017, no property or equipment have been deemed impaired.

D. Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

The Company applies the provisions of Accounting Standards Codification ("ASC") 740, Income Taxes, which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions.

ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

E.   **Income Taxes (continued)**

In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.   Management has analyzed the Company's tax positions taken on Federal, New York State and New York City income tax returns for all open tax years and has concluded that, as of December 31, 2017, no liabilities are required to be recorded in connection with such uncertain tax positions in the Company's financial statements.   However, the Company's conclusions regarding this policy may be subject to review and adjustment and a conclusion regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The open tax years under potential examination may vary by jurisdiction. No income tax returns are currently under examination.

F.   **Recent Accounting Pronouncement**

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09, *Revenue from Contract with Customers* (Topic 606) ("ASU 2014-09") and related amendments thereto, which amends the existing accounting standards for revenue recognition. ASU 2014-09 and any amendments thereto became effective for the Company beginning January 1, 2018. The Company has determined that the adoption of ASU 2014-09 and related amendments will have no material impact on its financial statements.

In August 2016, the FASB issued ASU 2016-15, *Classification of Certain Cash Receipts and Cash Payments*, to clarify whether certain items should be categorized as operating, investing or financing in the statement of cash flows. The amendments in the ASU provide guidance on eight issues.   The new standard is effective for the Company's fiscal year ending December 31, 2018. Early adoption is permitted. The adoption of ASU 2016-15 is not expected to have significant effect on the Company's financial statements and disclosures.

3.   **Fair Value Measurements**

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurements under U.S. GAAP provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1—Quoted prices (unadjusted) in active markets for identical investments at the measurement date.

Level 2—Pricing inputs are other than quoted prices included within Level 1 that are observable for the investment, either directly or indirectly. Level 2 pricing inputs include quoted prices for similar investments in active markets, quoted prices for identical or similar investments in markets that are not active, inputs other than quoted prices that are observable for the investment, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Pricing inputs are unobservable for the investment and are based on the Company's own assumptions about the assumptions that a market participant would use, including inputs derived from extrapolation and interpolation that are not corroborated by observable market data.

In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the investment in its entirety falls is determined based on the lowest level input that is significant to the investment in its entirety. Assessing the significance of a particular input to the investment in its entirety requires judgment, and considers factors specific to the investment.

The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to the Company's perceived risk of that investment.

Fair Value Measurements (Continued)

At December 31, 2017, the Company's investments are classified within Level 1 as they were traded in active markets. Fair value was calculated based on the quoted prices in active markets at the measurement date. The Virtual Currency investment was transferred out from Level 3 in to Level 2 at the beginning of the year due to changes in levels of market observability when subject to various criteria as discussed above (Note 8).

	Level 1	Level 2	Level 3	Total
Securities Long				
Equities	$ 76,279,018	$ -	$ -	$ 76,279,018
Bonds	-	807,500	-	807,500
Options	870,488	-	-	870,488
Futures	19,199	-	-	19,199
Total Securities Long	$ 77,168,705	$ 807,500	$ -	$ 77,976,205
Securities Short				
Equities	$ 6,328,435	$ -	$ -	$ 6,328,435
Short Bonds	-	408,750	-	408,750
Options	32,265,085	-	-	32,265,085
Total Securities Short	$ 38,593,520	$ 408,750	$ -	$ 39,002,270

Level 3 Change in Financial Assets and Liabilities:

	Beginning Balance	Proceeds from Sales Related to Assets No Longer Held	Purchases and Issuances	Transfers In (Out)	Ending Balance
Assets					
Virtual Currency	$ 541,014	$ -	$ -	$ (541,014)	$ -0-

4.   **Property and Equipment**

Major classifications of property and equipment, as of December 31, 2017 are summarized as follows:

Furniture and equipment	$159,371
Less: accumulated depreciation	(155,227)
	$ 4,144

5.   **Clearing Broker Payable**

Inclusion to Payable to Clearing Broker Note:
The Company is required to maintain a collateral account with its clearing broker with a minimum market value of $100,000. Currently, the Company has a net payable balance with its clearing broker, as the Company maintains margin accounts.

Payable to clearing broker balance includes all cash balances held at this broker and net commissions due from brokers.

Commitments and Financial Instruments With Off-Balance Sheet Risk

The Company is subject to the following:

Off-Balance Sheet Risk and Concentration of Credit Risk
Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company. In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as an agent. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

The Company is also subject to credit risk to the extent that the Company's clearing broker may be unable to fulfill its obligations either to return the Company's securities held as deposits or repay net commissions owed.

The Company's policy is to monitor its counterparty risk.

6. **Commitments and Contingencies**

The Company leases two CME International Monetary Market seats. Each lease is for $1,200 per month. The leases terminate on May 31, 2018.

7. **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2017, the Company's net capital of $8,740,357 was $8,640,387 in excess of its required net capital of $100,000. The Company's capital ratio was 3.50%.

8. **Related Party**

The Company has an agreement to lease office space from an affiliated company through common ownership. The lease is on a month to month basis. The monthly lease amount is $11,500.

On August 25th 2017, the Company transferred the totality of its Virtual Currency asset portfolio, with a cost basis of $523,089 as of that date, to an affiliated entity, TRT FX, LLC ("the Affiliate"). The affiliate entity is a wholly owned subsidiary of the Parent Company. The transfer of the Virtual Currency assets was accounted for under ASC 805-50, *Transactions Between Entities Under Common Control.*

9. **Concentration of Credit Risk**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

10. **Significant Risk Factors**

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

In the normal course of business, the Company is a proprietary trading firm and market maker. If the transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

Indemnifications:

The Company enters into contracts that contain a variety of indemnifications. The company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

11. **Subsequent Events**

The Company has evaluated and noted no events or transactions that have occurred through the date the financial statements were issued that would require recognition or disclosure in the financial statements.